September 16, 2021

Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On July 30, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Tuttle Capital Short Innovation ETF f/k/a the Short ARKK ETF (the “Fund”) filed post-effective amendment No. 98 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On September 13, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Fund Name

1.

Comment. With regard to the Fund’s name, please notify the Staff of the Fund’s final name with your response letter.

Response. The Registrant notes that the Fund’s name has been changed to the Tuttle Capital Short Innovation ETF. The Registrant further notes that the Registrant is not changing its ticker symbol.

Principal Investment Strategies

2.

Comment. With regard to the Fund’s strategy, please explain to the Staff the relief upon which the Fund is reliant. The Staff notes that while inverse ETFs may rely upon Rule 6c-11 such relief is limited to seeking the inverse return of a market index rather than an actively managed fund.

Response. The Registrant notes that Rule 18f-4 amended Rule 6c-11 to allow leveraged and inverse ETFs to rely upon Rule 6c-11 so long as they satisfy the conditions of Rule 18f-4. The Registrant further notes that the adopting release of Rule 18f-4 specifically states “We believe that amending Rule 6c-11 and rescinding these exemptive orders will help promote a more level playing field and greater competition by allowing any sponsor to form and launch a leveraged/inverse ETF whose target multiple is equal to or less than 200% of its reference portfolio…” The Registrant acknowledges the specific text of Rule 6c-11(c)(4) and notes that the Staff has interpreted the term “market index” to mean a specific basket of stocks considered to represent a market or sector of the U.S. stock market. The Registrant believes that the Fund’s investment objective and strategy is consistent with the Staff’s definition of a “market index” because the Fund seeks to provide the inverse return of the basket of stocks that comprise the ARKK Innovation ETF.

September 16, 2021

Setting aside whether the definition of “market index” is met, the Fund meets the definition of “exchange-traded fund” set forth in paragraph (a)(1) of Rule 6c-11 and thus is entitled to register and operate as such provided the conditions of the Rule are met. If the assertion in your comment is correct and the basket of securities that the Fund would invest in is not a “market index,” paragraph (c)(4) of Rule 6c-11 would not apply and thus the Fund could rely on the Rule to operate as an ETF. We note that neither of the adopting releases of Rules 6c-11 or 18f-4 prohibit an ETF with an investment objective or strategy of performing by a multiple inversely to the performance of a non-index basket of securities.

Finally, were the Staff to take the position that ETFs seeking to provide investment returns that correspond to the performance of a basket of securities by a specified multiple, or to provide investment returns that have an inverse relationship to the performance of a basket securities, may not rely upon Rule 6c-11 to operate, a sponsor of such ETF or a third-party vendor simply could create an index with a methodology and rules that generates the same result. In our view, there would be no regulatory rationale to force such a result especially since it would add expenses to the ETF that might be passed on to shareholders.

3.

Comment. Please add additional risk disclosure relating to the Fund’s objective of providing the daily inverse of the ARKK Innovation ETF.

Response. The Registrant has added the following disclosure:

Important Information Regarding the Fund: The Fund seeks daily inverse investment results and is very different from most other exchange-traded funds. The pursuit of daily inverse investment goals means that the return of the Fund for a period longer than a full trading day may have no resemblance to -100% of the return of the ARKK Innovation ETF. This means that the return of the Fund for a period longer than a trading day will be the result of each single day’s compounded return over the period, which will very likely differ from -100% of the return of the ARKK Innovation ETF for that period. Longer holding periods and higher volatility of the ARKK Innovation ETF increase the impact of compounding on an investor’s returns. During periods of higher volatility, the volatility of the ARKK Innovation ETF may affect the Fund’s return as much as, or more than, the return of the ARKK Innovation ETF. Further, the return for investors that invest for periods longer or shorter than a trading day should not be expected to be -100% of the performance of the ARKK Innovation ETF for the period. The Fund is not suitable for all investors. The Fund is designed to be utilized only by knowledgeable investors who understand the potential consequences of seeking daily inverse (-1X) investment results, understand the risks associated with the use of shorting and are willing to monitor their portfolios frequently. The Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios. For periods longer than a single day, the Fund will lose money if the ARKK Innovation ETF’s performance is flat, and it is possible that the Fund will lose money even if the ARKK Innovation ETF’s performance decreases over a period longer than a single day. An investor could lose the full principal value of his/her investment within a single day.

September 16, 2021

4.

Comment. With regard to the disclosure - “The ARK Innovation ETF is an actively managed exchange traded fund that seeks long-term growth of capital by investing under normal circumstances primarily (at least 65% of its assets) in domestic and foreign equity securities of companies that are relevant to the Fund’s investment theme of disruptive innovation” – please provide additional disclosure regarding the meaning of “disruptive innovation”.

Response. The Registrant has added the following disclosure (added text is underlined):

The ARK Innovation ETF is an actively managed exchange traded fund that seeks long-term growth of capital by investing under normal circumstances primarily (at least 65% of its assets) in domestic and foreign equity securities of companies that are relevant to the Fund’s investment theme of disruptive innovation. The ARKK Innovation ETF defines “disruptive innovation” as the introduction of a technologically enabled new product or service that potentially changes the way the world works.

5.

Comment. With regard to the disclosure - “Additionally, the Fund will invest in (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; (3) short term bond ETFs and/or (4) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or of comparable quality.” – please disclose the aggregate amount of the Fund’s portfolio that will be invested in these securities.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

Additionally, the Fund may ~~will~~ invest between 40-80% of the Fund’s portfolio depending on the amount of collateral required by the Fund’s counterparties in (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (2) money market funds; (3) short term bond ETFs and/or (4) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or of comparable quality.”

September 16, 2021

Principal Investment Risks

6.

Comment. Please add a compounding risk factor.

Response. The Registrant has added the following risk disclosure:

Compounding Risk: The return of the Fund for a period longer than a single day is the result of its return for each day compounded over the period and usually will differ in amount and possibly even direction from the Fund’s stated multiple times the return of the ARKK Innovation ETF for the same period.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger